[Ahold Logo] Ahold

                                                  Press Release



                                                  Royal Ahold
                                                  Corporate Communications



                                           Date:  July 19, 2004
                           For more information:  +31 75 659 57 20


Ahold enters into agreement with ICA Forbundet on partial sale of Canica's stake in ICA AB


Zaandam, The Netherlands, July 19, 2004 - Ahold today announced that it entered on July 18, 2004 into an agreement with ICA Forbundet Invest AB ("ICA Forbundet"), its partner in the Scandinavian joint venture ICA AB. Pursuant to this agreement, ICA Forbundet will purchase from Ahold half of the shares of ICA AB that Ahold will, in turn, purchase from the third joint venture partner, Canica AS ("Canica"), under the put option exercised by Canica. The resulting shareholdings in ICA AB will be 60% held by Ahold and 40% held by ICA Forbundet. Due to the mechanics of the Shareholders' Agreement among Ahold, ICA Forbundet and Canica, the exact date on which the purchase of the shares from Canica or the sale of half of the shares to ICA Forbundet will take place is not known.

The price for the shares to be acquired by ICA Forbundet from Ahold will be equal to the Revised Equity Value used in calculating the purchase price to be paid by Ahold to Canica plus a premium which may range from 17.5% to 30% of such Revised Equity Value, depending inter alia on the size of the premium ultimately established in the pending arbitration proceeding between Ahold, ICA Forbundet and Canica, in another proceeding or by way of mutual agreement between Ahold and Canica. The Revised Equity Value of ICA AB is the fair market value of its shares (as if ICA AB was listed on the Stockholm Stock Exchange, not including any control premium) at the date of exercise.


                                                  Albert Heijnweg 1 Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
                                                                             1/2

At this time, Ahold does not know how much it will pay for Canica's 20% stake in ICA AB or how much it will receive from ICA Forbundet for the shares that ICA Forbundet will purchase from Ahold. In case Ahold must pay more per share to Canica than it will receive per share from ICA Forbundet, Ahold expects to record an expense in the profit and loss account relating to this transaction under Dutch GAAP.

As part of the agreement between Ahold and ICA Forbundet, among other things, the put arrangements in the Shareholders' Agreement will be abolished upon acquisition by ICA Forbundet from Ahold of half of the Canica shares put to Ahold.

The transaction by itself will not result in a change in Ahold's use of the equity method to account for ICA AB.


Ahold Corporate Communications: +31.75.659.5720

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S.federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, statements as to the expected completion of the purchase of Canica's interest in ICA AB by Ahold, statements as to the expected completion of the purchase by ICA Forbundet of half of the shares of ICA AB that Ahold will acquire from Canica, statements as to the expected resulting shareholdings of Ahold and ICA Forbundet in ICA AB, statements as to the method of determining the price for such sale of shares to ICA Forbundet, statements as to the expected termination of the put arrangements in the Shareholders' Agreement and statements as to the expected accounting impact of these transactions. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the outcome of the arbitration proceeding between Ahold and Canica, the ability of Ahold and Canica to reach an agreement on valuation, the results of any valuation procedures to be followed, the relative amount paid per share of ICA AB by each of Ahold and ICA Forbundet and the actions of courts, government agencies and third parties. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold.

--------------------------------------------------------------------------------

                                                                               2